Exhibit 99.1

Media Release

Opfikon, Switzerland, 22 July 2026 – 7:00 CEST

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

Sunrise prices new EUR 500 million Senior Secured Notes due 2033, with use of proceeds to refinance the existing debt due 2029 and further extend its debt maturity profile

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Proceeds from the new bond will be used to fully refinance the existing 3.875% EUR Senior Unsecured Notes (“SUN”) due 2029. Remaining proceeds will be used to refinance partially the existing 3.625% EUR Senior Secured Notes (“SSN”) due 2029.

•	The remaining stub of the EUR SSN due 2029 will be repaid in H2 2026 from operating cashflows in line with Sunrise’s capital allocation policy.

•	Following the transaction, which is leverage neutral, Sunrise will migrate to an all senior secured capital structure.

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Furthermore, the transaction extends the debt maturity profile with a weighted average life of 5.9 years[1] and with substantially all of Sunrise’s debt becoming due in 2031 or thereafter, while continuing to optimize the weighted average cost of debt at around 2.8%.

Sunrise Communications AG (Sunrise) today announces that on 20 July 2026 it successfully priced a new issuance by Sunrise HoldCo IV B.V. of EUR 500 million Senior Secured Notes due 2033 (the “Notes”). The Notes will accrue interest at a rate of 5% per annum and will be issued at a price equal to 100% of their face value. The closing of the sale of the Notes, which is subject to customary conditions, is expected to occur on or about 3 August 2026.

Proceeds from the new Notes will be used to fully refinance the existing 3.875% EUR SUN due 2029. The remaining proceeds will be used to refinance partially the existing 3.625% EUR SSN due 2029. The remaining stub of the EUR SSN due 2029 will be repaid in H2 2026 from operating cashflows in line with Sunrise’s communicated capital allocation policy and annual deleveraging commitment.

Pro forma for the refinancing which is leverage neutral with no impact on pro forma gross leverage, Sunrise will migrate to an all senior secured capital structure. The maturity runway will be extended with no short-term maturities and a weighted average life of 5.9 years1 with substantially all of Sunrise’s debt becoming due in 2031 or thereafter. The debt stack is substantially economically hedged until 2032 with weighted average cost of debt (WACD) at c. 2.8%2 pro forma for the transaction, compared to a WACD of 2.7%2 as of 31 March 2026.

The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act.

This media release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities, and no offer, solicitation or sale will be made in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

[1]	Excluding Vendor Financing, handset receivables securitization program and undrawn revolving credit facilities.
[2]	Excluding Vendor Financing and commitment fees.

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Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecoms market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive fixed-line access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out through premium quality and is optimally positioned for growth. Leveraging its best-in-class, future-proof networks, Sunrise provides residential customers with high-quality mobile, fixed-line, broadband and TV services, and supports business customers from a one-stop shop with 360° communications and integrated ICT solutions for connectivity, security and IoT, thereby accelerating their digitalisation.

As of the end of March 2026, the Sunrise customer base included around 3.16 million mobile, 1.28 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise fosters a dynamic and international environment where every voice is heard, perspectives are shared and values are respected. Sunrise firmly believes that equal opportunities for a diverse workforce are critical to the company’s success. Around 2,900 employees (FTE) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment – reflecting the diversity of our customers.

www.sunrise.ch

Forward-looking statements

This media release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s intended use of proceeds from the issuance of the Notes, 2026 guidance, the financial condition, results of operations, business, market share, network, rebased revenue, rebased Adjusted EBITDAaL, rebased Adjusted EBITDAaL less P&E Additions, rebased Adjusted Free Cash Flow, Sunrise’s expected Adjusted Free Cash Flow generation, including the timing thereof, Sunrise’s growth and other strategies, future growth prospects, expectations, plans and opportunities of Sunrise, including its new mobile portfolio and the products and services to be launched, as well as the timing and benefits to be derived therefrom and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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